Exhibit 99.2

XP Inc.

c/o Maples Corporate Services Limited PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands PROXY STATEMENT

General

The board of directors of XP Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on October 18, 2022 at 10:00 a.m. (BRT). The AGM will be held at the offices of the Company located at Av. Chedid Jafet, 75 Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP, 04551-065, Brazil. However, given the situation of COVID-19, we strongly encourage shareholders to submit a proxy or, if they wish to attend in person, to participate in the AGM in a virtual form, further details of which can be found in the accompanying proxy card.

On or about October 4, 2022, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on September 19, 2022, Eastern Time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 555,464,500 Common Shares were issued and outstanding, including 443,803,714 Class A Common Shares and 111,660,786 Class B Common Shares. One or more shareholders holding not less than 50% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM and each special resolution to be put to the vote at the AGM will be approved by 66⅔% of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 17, 2022, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be sent to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, subject to our above request that, if you wish to attend in person, you do so virtually. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@xpi.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 17, 2022.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

The Company seeks shareholder approval and ratification of the Company’s 2021 audited consolidated financial statements (the “Audited Accounts”) in the form presented at the AGM, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2021. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.xpinc.com/en/news- events/shareholder-meetings/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021.

PROPOSAL 2:

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF MS. CRISTIANA PEREIRA AS DIRECTOR

The Company seeks shareholder authorization to appoint Ms. Cristiana Pereira as a director of the Company to serve in accordance with the amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”) of the Company. Ms. Cristiana Pereira was appointed by the Board of Directors on an interim basis during the year due to the resignation of Ms. Luciana Pires Dias).

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF MS. CRISTIANA PEREIRA AS DIRECTOR.

PROPOSAL 3:

APPROVAL OF THE CHANGE IN AUTHORIZED SHARE CAPITAL

The Company seeks shareholder authorization to approve that a sufficient number of Class A Common Shares be re- designated as Class B Common Shares to reset the authorized share capital of the Company as US$35,000 divided into 3,500,000,000 shares of a nominal or par value of US$0.00001 each which, at the date on which this Memorandum becomes effective, comprise (i) 2,000,000,000 Class A Common Shares; (ii) 1,000,000,000 Class B Common Shares (which Class B Common Shares may be converted into Class A Common Shares in the manner contemplated in the Articles of Association of the Company); and (iii) 500,000,000 shares of such class or classes (howsoever designated) and having the rights as the Board may determine from time to time in accordance with Article 4 of the Articles of Association of the Company, by the re-designating of a sufficient number of authorized but unissued Class A Common Shares as Class B Common Shares to achieve such authorized share capital.

The current Memorandum and Articles of Association contain a conversion rebalancing provision which provides that, in the event that Class B Common Shares are converted into Class A Common Shares, the authorised share capital of the Company would be automatically changed by the increase of the authorised Class A Common Shares and the corresponding decrease of the authorised Class B Common Shares. This is to ensure that there is always a sufficient number of authorised Class A Common Shares to facilitate a conversion of Class B Common Shares into Class A Common Shares. As a result of a number of such conversions that have occurred since the adoption of the current Memorandum and Articles of Association, the authorised share capital has changed and, for administrative reasons and to simplify the conversion process moving forwards, the Company has proposed Proposals 3 and 4 to reset the authorised share capital to the starting values and replace the conversion rebalancing provision in the Memorandum and Articles of Association with a requirement that the directors of the Company shall ensure that there are always a sufficient number of Class A Common Shares available for issuance in connection with the conversion of any issued and outstanding Class B Common Shares. The current Memorandum and Articles of Association will otherwise be unamended as part of the adoption of the Second Amended and Restated Memorandum and Articles of Association and continue on the current terms.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF CHANGE IN AUTHORIZED SHARE CAPITAL.

PROPOSAL 4:

APPROVAL OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company seeks shareholder authorization to approve the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the Notice of the AGM.

A copy of the Second Amended and Restated Memorandum and Articles of Association can be accessed through the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder- meetings/.

The final paragraph of Article 5.5(b) of the current Amended and Restated Memorandum and Articles of Association currently provides as follows:

"Upon conversion of any Class B Common Shares, the composition of the authorised capital of the Company shall automatically be varied and amended by a reduction in the relevant number of authorised Class B Common Shares and a corresponding increase in the relevant number of authorised Class A Common Shares."

If approved, the Second Amendment and Restated Memorandum and Articles of Association will replace this final paragraph with the following:

"The Directors shall ensure that there are always a sufficient number of authorised but unissued Class A Common Shares available for issuance in connection with a conversion of any issued and outstanding Class B Common Shares."

Based on the current number of Class A Common Shares and Class B Common Shares currently in issue, there is a significant amount of authorized but unissued Class A Common Shares (or "headroom") available for the issuance of additional Class A Common Shares (the number of authorized Class A Common Shares being more than four times the number of Class A Common Shares in issue), including to accommodate the conversion of all Class B Common Shares in issue, and the Company therefore does not foresee there being any issues with complying with the proposed amendment in the Second Amendment and Restated Memorandum and Articles of Association.

The affirmative vote by 66⅔% of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

COMPANY INFORMATION

A copy of this proxy statement can be accessed free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors, Dated: October 4, 2022

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